October 7, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:
Large Scale Biology Corporation

Registration Statement on Form S-1
Filed September 19, 2005
File No. 333-128417

Ladies and Gentlemen:

        Large Scale Biology Corporation (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-128417) (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement.

        If you have any questions regarding the foregoing application for withdrawal, please contact Meredith Master of Fenwick & West LLP, at 415-875-2327, or in her absence, Robert Dellenbach of Fenwick & West LLP, at 415-875-2323.

Sincerely,

LARGE SCALE BIOLOGY CORPORATION

By:	/s/ RONALD J. ARTALE
Name:	Ronald J. Artale
Title:	Senior Vice President, Chief Operating Officer and Chief Financial Officer